Exhibit 99.9

CONSENT OF D. BANSAH

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The management’s discussion and analysis of the Company for the year ended December 31, 2010, which included reference to my name in connection with the technical information therein;

2.
The technical report dated March 3, 2011 entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo” (the “Namoya Report”); and

3.
The annual information form of the Company dated March 29, 2011, which includes reference to my name in connection with information relating to the Namoya Report and to technical information concerning all of the Company’s properties.

Date: March 29, 2011

/s/ Daniel K. Bansah
Name: Daniel K. Bansah
Title: Vice President, Exploration
Banro Corporation